Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

AT&T/DIRECTV
DESCRIPTION OF TRANSACTION,
PUBLIC INTEREST SHOWING,
AND RELATED DEMONSTRATIONS
EXECUTIVE SUMMARY

I. INTRODUCTION AND SUMMARY

This transaction will unite two companies with uniquely complementary assets to create a strong, national competitor that delivers consumers an unparalleled combination of broadband, video, and wireless services.

DIRECTV is a premier standalone multichannel video programming distributor (“MVPD”) with a national footprint, outstanding content, and a long tradition of innovation and expertise in video. DIRECTV, however, has no broadband capabilities. At the same time, AT&T has world-class wireline and wireless broadband facilities, but its video service, which is available in only a minority of customer locations within AT&T’s 22-state incumbent local exchange carrier (“ILEC”) region, is uneconomic and not fully competitive with cable providers. As a result, each company cannot provide on its own what consumers increasingly demand: an integrated and efficient bundle of high-speed broadband and high-quality video from a single provider.

This transaction meets those challenges head-on in several critical respects:

•	The combined company will compete more effectively in a dynamic and rapidly changing marketplace that includes cable operators and a range of other technology, communications, and media companies.

•	Millions of consumers will benefit from new and improved bundles of broadband, video, and – due to AT&T’s advanced network and nationwide customer base in mobile communications – wireless services.

•
The ability to pair DIRECTV video with AT&T broadband, as well as the lower cost structure of the combined company, allows AT&T to commit to expand and enhance its deployment of both wireline and fixed wireless broadband to at least 15 million customer locations across 48 states, with most of the locations in underserved rural areas.1

•
By creating more value for programming partners and taking advantage of broader expertise in video, broadband, and wireless, the combined company will innovate in ways that accelerate the availability of enhanced video options across all screens – TVs, PCs, smartphones, and tablets.

The Rationale for this Transaction. This merger occurs against the backdrop of fundamental shifts in the ways consumers obtain broadband and video services. A high percentage of consumers now purchase MVPD service in a bundle with broadband connections to obtain greater convenience at a lower price. Indeed, more than 97 percent of AT&T’s 5.7 million video customers subscribe to bundled services. This consumer preference is not unique to AT&T, as 78 percent of basic subscribers of the six largest cable operators take at least a double-play of services, predominantly video and broadband. Moreover, consumers who subscribe to MVPD service increasingly want to access video programming from any device, including mobile devices, making mobile service a desirable bundle component as well.

At the same time, enormous industry investment in wireline and wireless broadband networks has created a platform for novel ways of aggregating video content and spawned myriad online, over-the-top (“OTT”) video providers such as Netflix, Amazon, Google, and Hulu. Consumers who use broadband can watch a large swath of traditional content as well as original content made available over the Internet – and do it all at a time and place of their own choosing.

1 As described below in Section VI.C, some of these customer locations currently receive AT&T broadband but will receive a better, significantly faster class of broadband service post-transaction. Of the other locations, most lie in underserved rural areas outside AT&T’s wireline footprint.

DIRECTV cannot capitalize on these trends because its one-way video delivery service lacks broadband capabilities. Nor can it offer the bundles that consumers increasingly seek. DIRECTV has attempted to respond to consumer demand by offering “synthetic” bundles of DIRECTV satellite video service and a variety of third-party broadband and/or voice services. However, none of these synthetic bundles has sufficiently bridged the gap for DIRECTV. The best-performing synthetic bundle DIRECTV offers is through its relationship with AT&T, but despite their efforts AT&T and DIRECTV have been unable to make significant inroads against the integrated bundle offerings of entrenched cable companies.

AT&T has broadband facilities in most of its 22-state wireline region and wireless broadband facilities available to more than 300 million Americans nationwide. AT&T, however, can only provide video service, and thus a broadband/video bundle, to those homes where it has deployed “fiber to the node” (“FTTN”) or “fiber to the premises” (“FTTP”) technologies. While AT&T plans to cover approximately 33 million customer locations with these technologies, that geographic region will still cover less than one-quarter of U.S. TV households. Outside of the U-verse video footprint, AT&T cannot offer integrated bundles of broadband and video service, but must instead rely on synthetic bundles that have not been effective.

As a result of its relatively limited video footprint, AT&T is far smaller than Comcast and Time Warner Cable, its principal competitors. Lack of scale particularly hinders AT&T with respect to content acquisition, which is by far the largest variable cost of MVPD service. AT&T therefore faces challenges selling competitive broadband/video bundles even inside its U-verse video footprint.

At its core, then, the rationale for this transaction is simply stated. Through this combination, the companies will marry complementary assets to achieve what they could not achieve separately or through a contractual arrangement: a compelling bundle of video and broadband services.

The Transaction’s Significant Consumer Benefits. The proposed merger will provide exactly the kind of near-term, verifiable, transaction-specific public interest benefits that the Commission has credited in approving previous transactions.

The combined AT&T and DIRECTV will be able to offer new and better service bundles, creating a stronger competitor to the cable bundle. Cable has long been the dominant provider of broadband and video services in the United States, and if the Comcast/Time Warner Cable/Charter transactions are completed, that dominance will swell even further. By uniting AT&T’s wireline and wireless broadband infrastructure and DIRECTV’s nationwide video service under common ownership, the combined company will be able to bundle broadband and video (as well as wireless) services in ways that it could not without the transaction. And it will do so in many areas where cable incumbents are currently the only bundled service providers. Thus:

•
Within the U-verse video footprint, AT&T customers will be able to keep their U-verse video service. That service will be enhanced, however, by better content offerings and an improved user experience. DIRECTV customers will be able to purchase an enhanced, truly integrated bundle combining DIRECTV video service and AT&T broadband. Customers will also retain the ability to obtain standalone DIRECTV video.

•
In the balance of AT&T’s broadband footprint, consumers will now have access to an integrated offering of a premier satellite video service from the same company that provides their broadband service, enabling simplified billing and better customer care.

• Both inside and outside the AT&T wireline footprint, DIRECTV customers will be able to keep their video service and, for 99 percent of all Americans, also receive a competitive high-speed broadband and/or mobile service from the same company that provides that video service.

Moreover, the savings and synergies made possible by this transaction will fundamentally and permanently increase the incentives of the combined company to expand and enhance its broadband networks. At a minimum, AT&T expects to bring new or enhanced high-speed broadband to at least 15 million customer locations, the majority of which are in rural areas with no or limited broadband service choices. Indeed, AT&T is so confident of these savings and other synergies that it is willing to commit to meet this target within four years from the close of this transaction.

Specifically, the combined company will commit to provide FTTP wireline broadband service to 2 million more customer locations. In addition, the combined company will commit to deploy fixed wireless local loop (“WLL”) technology to bring high-speed broadband to approximately 13 million largely rural customer locations. By using a fixed antenna, this service is designed to perform as well as services with advertised speeds of 15-20 Mbps. This fixed WLL deployment will include areas outside AT&T’s wireline footprint and areas within that footprint that currently do not receive the U-verse broadband and video bundle.

This expansion of FTTP and fixed WLL broadband will enhance access to OTT services like Netflix, Amazon, Google, and Hulu, even for consumers who do not subscribe to traditional MVPD service. This is why Netflix’s CFO recently called this transaction a “plus for Netflix.”2

2 Joyce Wang, Netflix Talks AT&T-DirecTV, Plans Programming Boost, Cablefax (May 21, 2014), http://www.cablefax.com/programming/netflix-talks-att-directv-plans-programmingboost.

In addition, the combined company’s integrated video, broadband, and mobile operations will better position it to meet consumers’ evolving entertainment preferences – whether traditional MVPD or on-demand OTT video services – on any screen: TV, tablet, smartphone, or PC. As a much more attractive distributor for content providers, the combined company will gain improved access to content rights and be able to bring that content to consumers where and when they want.

The Transaction Will Enhance Competition. Because the products and assets of the merging companies are primarily complementary, economic theory predicts that this transaction will put strong downward pressure on the prices for the combined company’s bundled products. That, in turn, will trigger competitive responses from competing cable providers, to the further benefit of consumers.

Econometric analysis bears out those predictions and shows – even before the significant marginal cost savings and quality improvements from the transaction – that:

•
There will be significant downward pressure on the prices of the new integrated bundles of AT&T broadband and DIRECTV video, even without factoring in the improved quality such bundles will offer consumers.

•	There will also be downward pressure on the prices of cable bundles and standalone broadband and video products offered by cable operators.

•
Any upward pressure on the prices of standalone video or broadband offered by the merged firm will be significantly outweighed by the downward pressure on the prices of bundles of AT&T broadband and DIRECTV video that will now be available at improved quality and attractive prices.

•	The net effect on consumer surplus will be positive – again before one factors in the first dollar of cost savings or the first effect of an improved product offering.

Put differently, econometric analysis confirms that, even before efficiencies are considered, the combination of AT&T and DIRECTV will create a pro-competitive, integrated bundle of video and broadband services that provokes a beneficial competitive reaction from cable and results in a demonstrable overall net benefit to consumers. Then, when the significant and merger-specific efficiencies resulting from this transaction are considered, as they must be, the outcome reveals even greater benefits for consumers.

These quantitative projections follow from the market facts. Because it lacks a broadband service and thus cannot offer its own bundle of broadband and video, DIRECTV competes most effectively for standalone video consumers. AT&T, by contrast, focuses on its broadband business, and overwhelmingly delivers video only as part of such bundles and only in the limited areas where its U-verse video service is deployed. Indeed, AT&T’s video footprint covers fewer than one-quarter of U.S. households, and in that limited geography more than 97 percent of U-verse video customers buy that service bundled with broadband or other services. That leaves very few U-verse customers – approximately 138,000 in all – who buy video service on a standalone basis. As a result, AT&T focuses its U-verse video marketing efforts almost exclusively on bundles, and not on standalone video.

Thus, even in the limited areas of the country where AT&T and DIRECTV both offer video services, the two companies target different segments of the marketplace. In other words, competition between wireline and satellite MVPD providers is differentiated. As the Department of Justice put it over a decade ago – when broadband was a far less critically important aspect of the competitive dynamic than it is today – “[b]ecause [DIRECTV] and [DISH Network (“DISH”)] are the only two facilities-based DBS services, they offer products that are closer to each other in character and pricing than either is to cable.”3 Consumers who seek bundled MVPD and broadband services are not likely to be choosing between AT&T and DIRECTV: when customers drop the AT&T bundle, they largely switch to cable, not to satellite video providers such as DIRECTV.

Moreover, in that limited geographic overlap and for the declining base of customers who still choose to purchase video on a standalone basis, the combined company will continue to face significant competition from other existing facilities-based video providers. At a minimum, these competitors include the cable incumbent and one other satellite video provider (DISH). Increasingly, the competitors also include an additional fiber-based broadband service provider (“BSP”) or other wireline provider. Forward-looking merger analysis must recognize that MVPDs will also face ever-increasing competition from OTT services delivering content over broadband, including in areas where broadband is made available because of this transaction.

Although the overall effects of the transaction are clearly and strongly positive for consumers, AT&T will make several additional commitments to ensure the continued vibrancy of OTT competition, as well as video competition more generally. First, AT&T will adhere to the Commission’s Open Internet protections established in 2010 for three years after closing, regardless of whether the Commission re-establishes such protections for other industry participants following the D.C. Circuit’s vacatur of those rules. Second, for three years after closing, AT&T will continue to offer standalone retail broadband Internet access service at reasonable market-based prices, including a service of at least 6 Mbps down (where feasible) at

3 United States v. Echostar Communications Corp., No. 1:02CV02138, Complaint ¶ 39 (D.D.C. filed Oct. 31, 2002), available at http://www.justice.gov/atr/cases/f200400/200409.htm.

guaranteed prices, in areas where AT&T offers wireline broadband service today. Finally, with a more efficient video offering and the competitive nature of video services in general, the combined company will have a strong business incentive to market its standalone video services actively and price them competitively. Consistent with that incentive, AT&T will commit to offer, for three years after closing, standalone DIRECTV satellite video service at nationwide package prices that do not differ between customers in AT&T’s wireline footprint and customers outside the footprint.

The Merger Will Expand AT&T’s Best-In-Class Diversity and Employment Practices. AT&T will extend its best-in-class diversity practices to both DIRECTV’s employees and suppliers. AT&T also will continue its practice of working responsibly with the unions representing its workforce.

* * *

In sum, this transaction will enable the combined AT&T and DIRECTV to meet the challenges of this new competitive marketplace with improved services and bundles, foster increased competition in broadband and video, and give consumers better choices than are possible today from either company on a standalone basis. For these reasons, the transfer applications should be approved promptly.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission
(“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.